UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of July 2023

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

TABLE OF CONTENTS

Item 1:	Form 6-K dated July 25, 2023 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Maloy Kumar Gupta

Name: Maloy Kumar Gupta

Title: Company Secretary

Dated: July 25, 2023

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	July 25, 2023

Intimation of outcome of Board Meeting under Regulations 30, 33, 52 and 54 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”)

July 25, 2023, Mumbai: We hereby inform you that the Board of Directors of Tata Motors Limited (‘the Company’) at its Meeting held today, i.e., July 25, 2023 has, inter alia, approved the Audited Standalone Financial Results along with Auditor’s Report thereon and the Unaudited Consolidated Financial Results along with Limited Review Report, for the first quarter ended June 30, 2023.

The aforesaid Financial Results and Reports are enclosed herewith. Also, enclosed herewith a copy of the Press Release with regard to the aforesaid Financial Results for the first quarter ended June 30, 2023.

The above information is being made available on the Company’s website at www.tatamotors.com.

The Board Meeting commenced at 11:30 a.m. (IST) and concluded at 3:20 p.m. (IST).

News Release – 2	July 25, 2023

Tata Motors Group Results Q1 FY24	July 25, 2023

Tata Motors Consolidated Q1 FY24 Results:

Revenue ₹102.2K Cr (up 42.1% vs PY), EBITDA at ₹14.7K Cr (up 177% vs PY),

PBT (bei) ₹5.3K Cr (up ₹10.3K Cr vs PY), Auto FCF ₹2.5K Cr (up ₹12.3K Cr vs PY)

•	JLR Revenue £6.9b up 57.0%, EBITDA at 16.3% (+960 bps), EBIT at 8.6% (+1300 bps)

•	Tata CV Revenue ₹17.0K Cr, up 4.4%, EBITDA at 9.4% (+390 bps), EBIT at 6.5% (+370 bps)

•	Tata PV Revenue ₹12.8K Cr, up 11.1%, EBITDA at 5.3% (-80 bps), EBIT at 1.0% (+10 bps)

Mumbai, July 25, 2023: Tata Motors Ltd. (TML) announced its results for quarter ending June 30, 2023.

		Consolidated (₹ Cr Ind AS)				Jaguar Land Rover (£m, IFRS)			Tata Commercial Vehicles (₹Cr, Ind AS)				Tata Passenger Vehicles (₹Cr, Ind AS)
		FY24	Vs. PY			FY24	Vs. PY		FY24	Vs. PY			FY24	Vs. PY
Q1 FY24	Revenue	102,236		42.1%		6,903	57.0%		16,991		4.4%		12,839		11.1%
	EBITDA (%)	14.4		700	bps	16.3	960	bps	9.4		390	bps	5.3		(80	) bps
	EBIT (%)	8.1		880	bps	8.6	1,300	bps	6.5		370	bps	1.0		10	bps
	PBT (bei)	5,330	₹	10,292	crs	435	£959	m	937	₹	635	crs	186	₹	172	crs

Tata Motors Consolidated:

TML continued its strong performance in Q1 FY24 with Revenues at ₹102.2K Cr (up 42% yoy), EBITDA at ₹14.7K Cr (up 177% yoy) and EBIT of ₹8.3KCr (higher by ₹8.8KCr), all showing a sharp improvement driven by JLR and CV businesses whilst the PV business was steady. JLR revenues improved by 57% to £6.9b on strong wholesales and improved mix resulting in EBIT margins of 8.6% (+1,300bps). CV volumes were lower by 15% over prior year due to transition to BS6 Phase 2. However, the EBIT margins improved to 6.5% (+370bps) benefiting from the demand-pull strategy and richer mix. PV business was steady with 11.1% revenue growth and EBIT of 1.0% (+10bps). Overall PBT (bei) improved by ₹10.3KCr to ₹5.3KCr and Net Profit was ₹3.3KCr.

Looking Ahead:

We remain optimistic on the demand situation despite near term uncertainties and expect a moderate inflationary environment to continue in the near term. We aim to deliver a strong performance in the rest of the year too, thanks to a healthy order book coupled with low-break-even in JLR, a steady improvement in demand whilst we continue to drive our demand-pull strategy in CV, a set of exciting launches ahead of the festive season in PV and continued aggression in EVs.

PB Balaji, Group Chief Financial Officer, Tata Motors said:

“FY24 has begun on the right note with all automotive verticals delivering strong performances. The distinct strategy employed by each business is now delivering consistent results and making them structurally stronger. We remain confident of sustaining this momentum in the rest of the year and achieve our stated goals.”

Tata Motors Group Results Q1 FY24	July 25, 2023

JAGUAR LAND ROVER (JLR)

HIGHLIGHTS

•	Revenues in Q1 FY24 of £6.9 billion, up 57% (y-o-y).

•	PBT (bei) in Q1 FY24 was £435 million, up £67 million from Q4 FY23 and up nearly £1 billion from Q1 FY23.

•	EBIT margin in the quarter was 8.6%, up from 6.5% in Q4 FY23.

•	The higher profitability year-on-year reflects favourable volume, mix, pricing and foreign exchange revaluation offset partially by higher inflation and supplier claims.

•	FCF of £451 million, the highest JLR Q1 cash flow on record; cumulative FCF over the last three quarters is £1.8 billion.

•	Cash on hand increased to £4 billion and net debt reduced to £2.5 billion at June 30, 2023.

•	Order book strong at 185k units with Range Rover, Range Rover Sport and Defender representing 76% of the order book.

•	Adrian Mardell and Richard Molyneux confirmed as Chief Executive Officer and Chief Financial Officer respectively.

•	Tata’s newly announced £4bn UK gigafactory will provide JLR with stable and secure supply of battery cells to electrify JLR’s next generation modern luxury vehicles.

REIMAGINE TRANSFORMATION

•	Our first Reimagined modern luxury electric vehicle to go on sale will be Range Rover BEV, available for pre-order later this year and on sale in 2024.

•	Range Rover Sport named the 2023 Auto Express Large Premium SUV of the year 2023.

•

JLR’s Jaguar and Land Rover (Range Rover, Defender, Discovery) brands placed top of a J.D. Power US ‘Automotive Performance, Execution and Layout (APEAL)’ based on client perceptions of design, performance, safety, comfort and quality.

•	Model year refreshes of Discovery Sport and Range Rover Evoque with significant interior upgrades. Outbound Edition of Defender 130 launched.

•

Limited edition New Range Rover Sport SV EDITION ONE, with pricing ranging from £168,800 to more than £190,000 in the UK, was fully reserved ahead of its launch in May, following exclusive Range Rover House preview events.

•	Digital transformation continues with Tata Technologies to support Enterprise Risk Management (ERM) across the business and with Everstream to use AI to monitor our global supply chains.

LOOKING AHEAD

Q2 production and cashflow is expected to be lower than Q1 reflecting the annual summer plant shutdown while wholesales and profitability are expected to be more in line with recent quarters.

Adrian Mardell, JLR Chief Executive Officer, said:

“I am pleased to report a third consecutive quarter of strengthening financial performance for JLR. We have had a strong start to the financial year and delivered our highest production levels in nine quarters and our highest Q1 cashflow on record. This is testament to the thousands of determined people in the business working tirelessly to deliver every aspect of our Reimagine strategy.”

Tata Motors Group Results Q1 FY24	July 25, 2023

TATA COMMERCIAL VEHICLES (TATA CV)

HIGHLIGHTS

•	Q1 revenue at ₹ 17.0KCr, (+4.4%), EBITDA 9.4% (+390 bps), EBIT 6.5% (+370 bps), PBT (bei) ₹ 0.9K Cr.

•	Q1 CV domestic wholesales at 82.4 K units (-14.1% yoy), domestic retails at 77.6K units (-14.3% yoy).

•	Domestic CV market share (based on Vahan) at 39.1% in Q1 FY24. HGV+HMV 45.4%, MGV 34.0%, LGV 36.3%, Passenger 35.6%.

•	Started deliveries of CESL tender Electric Buses. Expect to ramp up supplies in the coming months.

FINANCIALS

Apart from seasonality, Q1 FY24 for the commercial vehicles industry was impacted by the transition to BS 6 Phase 2 emission norms. Domestic CV volumes were 82.4K units, down 14.1% yoy. Exports were at 3.6K units, down 32% yoy because of subdued economic conditions in overseas markets as well. However, HCV volumes grew 9% yoy driven by the strong infrastructure push by the Government, as well as increased activity in e-commerce, construction, and replacement demand in auto logistics and petroleum sector. Despite the drop in volumes, the revenues improved by 4.4% to ₹ 17.0KCr on account of improved mix and better market operating price. The business witnessed strong EBITDA and EBIT margins of 9.4% and 6.5% respectively in Q1 FY24 and reported strong PBT (bei) of ₹ 0.9 K Cr led by improved pricing, superior mix, stable commodity costs.

LOOKING AHEAD

We expect demand to sequentially improve in FY24. The promising monsoon and continuing infrastructure thrust by the Government auger well for the CV industry, even as it faces the headwinds of high interest rates, fuel prices and inflation. We will continue to drive our demand-pull strategy and drive customer preference through innovation, service quality and thematic brand activation. In the coming quarters, we aim to step up Vahan market shares and revenue growth through innovation, service quality and thematic brand activation and deliver double digit EBITDA in FY24 by improving realisations and cost savings.

Girish Wagh, Executive Director Tata Motors Ltd said:

“The Indian commercial vehicles sector made a promising start to FY24 in Q1, enabled by a strong infrastructure push from the Government as well as increased economic activity. At Tata Motors, we successfully upgraded our entire portfolio beyond the mandatory requirements for BS6 Phase 2 transition to offer more features, value-adds and benefits to customers. We were impacted in the earlier part of the quarter with availability issues due to this large transition but delivered sequentially improved performance as the quarter progressed. Looking ahead, we remain optimistic on the demand environment even as it continues to face the headwinds of high interest rates, fuel prices and inflation. We will continue to drive our demand-pull strategy and step up our competitiveness with improved availability of our exciting range of products as the year progresses.”

Tata Motors Group Results Q1 FY24	July 25, 2023

TATA PASSENGER VEHICLES (TATA PV)

HIGHLIGHTS

•	Q1 revenue at ₹ 12.8KCr, (+11.1%), EBITDA 5.3% (-80 bps), EBIT 1.0% (+10 bps), PBT (bei) ₹ 0.2 K Cr.

•	Q1 PV domestic wholesales at 140.1K units (+7.6% yoy), domestic retails at 132.5K units (+ 6.1% yoy).

•	Q1 EV volumes (incl. exports) highest at 19.3 K units (+105% yoy).

•	EV penetration at 14%, CNG penetration at 8% in Q1 FY24.

•	VAHAN registration market share improves by 70 bps to 14.2% in Q1 FY24. EV registration shares at 76%

•	Strong response to Tiago EV, 10K deliveries completed in less than 4 months.

•	Launched Altroz iCNG equipped with India’s first twin-cylinder CNG technology, with advanced features and no compromise on boot space.

FINANCIALS

Tata PV business continued to witness robust demand in Q1 FY24. The PV volumes grew to 140.4K units (+7.7% improvement yoy). Revenues grew by 11.1% to ₹ 12.8K crs driven by improved pricing. The EBITDA margins were lower by 80 bps yoy at 5.3%, impacted by higher mix of EV’s and higher fixed expenses. The EV profitability is likely to improve H2 onwards. EBIT margins improved by 10 bps yoy to 1.0% and PBT(bei) improved by ₹ 172 crores yoy to ₹ 186 crores driven by impact of operating leverage.

LOOKING AHEAD

The Passenger Vehicle industry in Q1 FY24 witnessed robust demand driven by new launches, especially in the SUV segment and EVs. Going forward, we expect the demand to remain steady with the onset of the festive season whilst the electrification trend is set to strengthen further. We will continue to leverage our aspirational portfolio and alternate powertrains to maintain market leadership and drive EV penetration further. We will also focus on advanced technologies to deliver premium customer experience. A structured margin improvement program has also been institutionalized. With these, the business is confident of delivering market beating growth and achieving its financial targets.

Shailesh Chandra, Managing Director TMPV and TPEM said:

“The Passenger Vehicle industry in Q1 FY24 witnessed robust demand driven by new launches, especially in the SUV segment and EVs. At Tata Motors, we continued the growth trajectory by registering quarterly sales of 140,450 cars and SUVs in Q1 FY24 (up 8% over Q1 FY23). In line with industry trend, SUVs continued to spearhead sales contributing ~64% while sales of cars were buoyed by the multi-power train offerings of the Tiago and Altroz. We launched Altroz iCNG during the quarter and it has received much acclaim and an excellent response from customers. Continuing with our thrust on EVs, in Q1 FY24, we recorded the highest ever quarterly sales of 19,346 vehicles (up~105% over Q1 FY23). The excellent market response to Tiago EV catalysed this growth while demand for other EVs remained consistent. Going forward, we expect a stable supply chain and robust demand with the onset of the festive season in the second half of Q2 FY24.”

Tata Motors Group Results Q1 FY24	July 25, 2023

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹ 195 Cr to ₹ 2,615 Cr in Q1 FY24, owing to impact of interest rate increase.

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For Q1 FY24, net profit from joint ventures and associates amounted to ₹ 211 Cr compared with a profit of ₹ 36 Cr in Q1 FY23. Other income (excluding grants) was ₹ 677 Cr in Q1 FY24 versus ₹ 340 Cr in Q1 FY23.

FREE CASH FLOWS

Free cash flow (automotive) for Q1 FY24, was positive at ₹ 2.5K Cr driven by strong improvement in cash profits. Net automotive debt reduced to ₹ 41.7KCr.

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	July 25, 2023

Independent Auditors Report (Standalone)

B S R & Co. LLP Chartered Accountants
8th floor, Business Plaza, Westin Hotel Campus, 36/3-B, Koregaon Park Annex, Mundhwa Road, Ghorpadi, Pune - 411 001, India	Telephone: +91 (20) 6747 7300 Fax: +91 (20) 6747 7100

Independent Auditor’s Report

To the Board of Directors of Tata Motors Limited

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying standalone quarterly financial results of Tata Motors Limited (“the Company”) for the quarter ended 30 June 2023, (in which are included interim financial statements of a joint operation) attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, these standalone financial results:

a.	are presented in accordance with the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations in this regard; and

b.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable accounting standards, and other accounting principles generally accepted in India, of the net loss and other comprehensive income and other financial information for the quarter ended 30 June 2023.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company, in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act, and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

The managerial remuneration payable to certain non-executive directors of the Company (amounting to Rs. 3.75 crores) and consequently the total managerial remuneration for the financial year ended 31 March 2023 (amounting to Rs. 10.14 crores) exceed the prescribed limits under Section 197 read with Schedule V to the Act by Rs. 3.28 crores. As per the provisions of the Act, the excess remuneration is subject to approval of the shareholders which the Company proposes to obtain in the forthcoming Annual General Meeting.

Our opinion is not modified in respect of this matter.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

These quarterly financial results have been prepared on the basis of the interim financial statements.

The Company’s Management and the Board of Directors are responsible for the preparation of these standalone financial results that give a true and fair view of the net profit/ loss and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, ‘Interim Financial Reporting’ prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with

Registered Office:

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	14th Floor, Central B Wing and North C Wing, Nesco IT Park 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai – 400063

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

Regulation 63 of the Listing Regulations. The respective Management and Board of Directors of the Company and its joint operation are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of each company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the respective Management and the Board of Directors are responsible for assessing each company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors are also responsible for overseeing the financial reporting process of each company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

∎

Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

∎

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

∎

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the standalone financial results made by the Management and Board of Directors.

∎

Conclude on the appropriateness of the Management and Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

∎

Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance of the Company and such other entity included in standalone financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

Other Matter

a.

Attention is drawn to the fact that the figures for the 3 months ended 31 March 2023 as reported in these standalone financial results are the balancing figures between audited figures in respect of the full previous financial year and the published audited year to date figures up to the third quarter of the previous financial year.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No.:101248W/W-100022

Shiraz Vastani
Partner
Mumbai	Membership No.: 103334
25 July 2023	UDIN:23103334BGYMRX4001

News Release – 4	July 25, 2023

Audited Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2023

	Particulars	Quarter ended				Year ended
		June 30,		March 31,	June 30,	March 31,
		2023		2023	2022	2023
				(Refer note 7)

I.	Revenue from operations		Audited
	(a) Revenue		15,733.05	19,961.61	14,793.12	65,298.84
	(b) Other operating revenue		99.52	180.52	81.32	458.49
	Total revenue from operations (a)+(b)		15,832.57	20,142.13	14,874.44	65,757.33
II.	Other income (includes Government incentives)		299.08	241.93	210.77	820.94
III.	Total Income (I+II)		16,131.65	20,384.06	15,085.21	66,578.27
IV.	Expenses
	(a) Cost of materials consumed		10,943.39	11,910.58	10,525.85	42,226.81
	(b) Purchases of products for sale		1,889.39	1,809.36	1,655.95	6,561.32
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(1,395.71)	1,119.34	(919.23)	484.69
	(d) Employee benefits expense		1,064.47	1,022.07	1,062.85	4,021.63
	(e) Finance costs		411.74	465.93	528.80	2,047.51
	(f) Foreign exchange loss (net)		49.96	25.60	89.06	279.76
	(g) Depreciation and amortisation expense		495.91	467.57	422.98	1,766.86
	(h) Product development/engineering expenses		224.85	306.37	177.67	899.06
	(i) Other expenses		2,039.30	2,207.74	1,923.40	7,819.74
	(j) Amount transferred to capital and other accounts		(261.41)	(313.59)	(243.87)	(1,066.73)
	Total expenses (IV)		15,461.89	19,020.97	15,223.46	65,040.65
V.	Profit/(loss) before exceptional items and tax (III-IV)		669.76	1,363.09	(138.25)	1,537.62
VI.	Exceptional Items
	(a) Provision for employee pension scheme (Refer note 4)		646.37	—	—	—
	(b) Provision for Intangible assets under development		—	276.91	—	276.91
	(c) Provision for loan given to/investment in/cost of closure of subsidiary companies		—	0.33	0.07	4.55
	(d) Employee separation cost		1.58	—	1.36	1.36
VII.	Profit/(loss) before tax (V-VI)		21.81	1,085.85	(139.68)	1,254.80
VIII.	Tax expense/(credit) (net)
	(a) Current tax		20.08	22.11	15.69	81.60
	(b) Deferred tax		65.77	(1,631.82)	25.66	(1,554.93)
	Total tax expense/(credit) (net)		85.85	(1,609.71)	41.35	(1,473.33)
IX.	Profit/(loss) for the period after tax (VII-VIII)		(64.04)	2,695.56	(181.03)	2,728.13
X.	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit and loss		25.34	(94.95)	(237.57)	(195.55)
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit and loss		6.28	13.77	10.59	34.96
	(B) (i) Items that will be reclassified to profit and loss		33.15	65.48	(123.31)	(99.69)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		(8.33)	(16.48)	15.87	9.93
	Total other comprehensive income/(loss), net of taxes		56.44	(32.18)	(334.42)	(250.35)
XI.	Total comprehensive income/(loss) for the period (IX+X)		(7.60)	2,663.38	(515.45)	2,477.78
XII.	Paid-up equity share capital (face value of ₹2 each)		766.05	766.02	765.93	766.02
XIII.	Reserves excluding revaluation reserve					21,703.83
XIV.	Earnings/(loss) per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	(0.17)	7.03	(0.47)	7.11
	(ii) Diluted	₹	(0.17)	7.02	(0.47)	7.11
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	(0.17)	7.13	(0.47)	7.21
	(ii) Diluted	₹	(0.17)	7.12	(0.47)	7.21
		Not annualised

Notes:

1)	The above results were reviewed and recommended by the Audit Committee on July 24, 2023 and approved by the Board of Directors at its meeting held on July 25, 2023.

2)

The above results include the Company’s proportionate share of income and expenditure in its Joint Operation, namely Tata Cummins Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid Joint Operation:

(₹ in  crores)

Particulars		Quarter ended			Year ended
		June 30,	March 31,	June 30,	March 31,
		2023	2023	2022	2023
1	Revenue from operations	15,563.54	19,938.14	14,708.78	65,009.35
2	Profit/(loss) before tax	(55.10)	1,117.79	(90.69)	1,184.94
3	Profit/(loss) after tax	(107.22)	2,736.58	(117.76)	2,747.62

3)

Additional Information pursuant to requirement of Regulation 52(4) and Regulation 54(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015 as amended and as at quarter ended June 30, 2023:

Sr No	Particulars	Quarter ended			Year ended
		June 30,	March 31,	June 30,	March 31,
		2023	2023	2022	2023
		Audited
a)	Debt Equity Ratio (number of times) [Total Debt(i)/ Equity(ii)]	0.85	0.84	1.17	0.84
b)	Debt Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax+Interest on Borrowings)/(Interest on Borrowings + Repayment of Borrowings(iii))]	1.65	0.58	(0.71)	0.48
c)	Interest Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax+Interest on Borrowings)/Interest on Borrowings]	3.25	4.95	0.65	1.98
d)	Capital redemption reserve (₹ In crores)	2.28	2.28	2.28	2.28
e)	Debenture redemption reserve (₹ In crores)	211.34	211.34	411.14	211.34
f)	Net worth (₹ In crores)(iv)	22,481.94	22,469.85	19,446.59	22,469.85
g)	Net profit/(loss) for the period (₹ In crores)	(64.04)	2,695.56	(181.03)	2,728.13
h)	Earnings/(loss) per share (EPS)
	(a) Ordinary shares (face value of ₹ 2 each)
	(i) Basic (₹)	(0.17)	7.03	(0.47)	7.11
	(ii) Diluted (₹)	(0.17)	7.02	(0.47)	7.11
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic (₹)	(0.17)	7.13	(0.47)	7.21
	(ii) Diluted (₹)	(0.17)	7.12	(0.47)	7.21
		Not annualised
i)	Current ratio (number of times) [Current assets / Current liabilities]	0.44	0.45	0.49	0.45
j)	Long term debt to working capital (number of times) [Long Term Borrowings(v)/Working capital(vi)]	(0.69)	(1.13)	(1.75)	(1.13)
k)	Bad debts to Account receivable ratio (%) [Bad Debts(vii) / Average of Trade and Other Receivables(viii)]	—	—	0.07%	—
l)	Current liability ratio (number of times) [Current liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings) / (Total liabilities)]	0.67	0.59	0.53	0.59
m)	Total debts to total assets (number of times) [(Non current borrowings + Current borrowings) / Total assets]	0.31	0.31	0.38	0.31
n)	Debtors turnover (number of times) (not annualised) [Revenue from operations / Average Trade receivables]	5.88	8.45	5.94	29.76
o)	Inventory turnover (number of times) (not annualised) [Raw material consumed(ix) / Average Inventory(x)]	2.93	4.07	2.66	14.61
p)	Operating margin (%) [(Profit/(loss) before tax +/(-) Exceptional Items + Foreign exchange loss (net) + Net Finance Charges + Depreciation and amortisation - Other Income (excluding incentives)) / Revenue from operations]	8.80%	10.85%	5.12%	7.79%
q)	Net profit margin (%) [Net profit after tax / Revenue from operations]	(0.40%)	13.38%	(1.22%)	4.15%
r)	Security cover ratio (number of times)[1] [Secured Assets(xi) / Secured Borrowings(xii)]	—	4.76	1.75	4.76

1

8.80% non-convertible debentures of face value of ₹1,000 crores, earlier secured by creating a pari passu charge on certain tangible fixed assets, right of use assets and capital work-in-progress, have been repaid during quarter ended June 30, 2023. Hence, Security cover ratio is Nil as at June 30, 2023.

Notes:

i	Total debts includes non current and current borrowings

ii	Equity = Equity share capital + Other equity

iii

Repayment of borrowings includes repayment of long-term borrowings, proceeds from short-term borrowings, repayment of short-term borrowings and net change in other short-term borrowings (with maturity up to three months).

iv

Net Worth has been computed on the basis as stated in Clause 2 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 i.e. Net worth as defined in sub-section (57) of section 2 of the Companies Act, 2013.

v	Long term borrowings (including current portion of long term borrowings).

vi	Working capital = Current assets - Current liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings).

vii	Bad debts is writte off of trade and other receivables.

viii	Trade and other receivables includes Trade receivables, current and non-current Loans and advances and other current and non-current assets.

ix	Raw material consumed includes Cost of materials consumed, Purchases of products for sale and Changes in inventories of finished goods, work-in-progress and products for sale.

x	Inventory includes Raw materials and components, Work-in-progress, Finished goods, Stores and spare parts, Consumable tools and Goods-in-transit - Raw materials and components.

xi	Secured assets include written down value of secured assets and fixed deposits under lien.

xii	Secured borrowings include 8.80% non-convertible debentures and term loans from financial institutions.

4)

Tata Motors Limited is amongst the very few companies in India that has its own exempted Pension fund. In the past few years there have been multiple developments on this front. The Company in earlier years had made an application to surrender the said Pension fund as of October 1, 2019 which has still not been accepted by the Employee Provident Fund Organisation (EPFO). In the meanwhile, due to incurrence of losses for three consecutive years upto March 2022, the Company has been legally advised that it has lost its pension fund exemption status w.e.f. April 1, 2022 as per the prevailing rules of the EPFO. Recently, the Hon’ble Supreme Court of India ruled that those who were members of a statutory pension fund as on September 1, 2014, can exercise a joint option with their employer to contribute to their Pension fund beyond the statutory limit and be eligible to draw their pension calculated based on last 5 years average salary. In the same ruling, in paragraph 37 it was clarified that it was not addressing the matter with respect to applicability of this judgment on exempted establishments.

The Company has received various representations from its employees (past and present) to extend the said pension benefits to them as well. To continue to serve the best interests of all stakeholders and to seek a finality on this matter and avoid long drawn litigation, after careful consideration, during the current quarter, the Company has started accepting and approving the joint options on the EPFO portal, along with a communication to the EPFO that the Company shall fund the additional liability estimated through actuarial valuation. Accordingly, a provision of ₹ 646.37 crores has been made during the quarter ended June 30, 2023 for Tata Motors Ltd, which has been disclosed as an Exceptional item.

The situation continues to evolve and there is significant ambiguity on how this matter will finally be resolved, and the EPFO is expected to provide further clarity on various elements including those referred above. The Company will therefore continue to engage with EPFO to accept the surrender of the Pension Trust and confirm the transfer value.

5)	During the quarter ended June 30, 2023, provision of ₹113.96 crores is reversed towards certain Indirect taxes matters under litigation for FY 2002 to FY 2006, which is netted off in other expenses.

6)

The Board of Directors has, at its meeting held today, approved (subject to inter alia the requisite NCLT, shareholders, creditors, regulatory and other approvals) a Scheme of Arrangement under Section 230-232 of the Companies Act, 2013, between Tata Motors Limited and its shareholders and creditors for reduction through cancellation of the “A” Ordinary shares and the payment of consideration for such reduction through the issuance of New Ordinary shares of the Company, in the manner contemplated in the Scheme of Arrangment.

7)

The figures for the quarter ended March 31, 2023 represent the difference between the audited figures in respect of full financial year and the published figures for the nine months ended December 31, 2022.

8)	The Statutory Auditors have carried an audit of the above results for the quarter ended June 30, 2023 and have issued an unmodified opinion on the same.

Tata Motors Limited

Girish Wagh
Mumbai, July 25, 2023	Executive Director

News Release – 5	July 25, 2023

Independent Auditors Limited Review Report (Unaudited Consolidated)

B S R & Co. LLP Chartered Accountants 8th floor, Business Plaza, Westin Hotel Campus, 36/3-B, Koregaon Park Annex, Mundhwa Road, Ghorpadi, Pune - 411 001, India	Telephone: +91 (20) 6747 7300 Fax: +91 (20) 6747 7100

Limited Review Report on unaudited consolidated financial results of Tata Motors Limited for the quarter ended 30 June 2023 pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of Tata Motors Limited

1.

We have reviewed the accompanying Statement of unaudited consolidated financial results of Tata Motors Limited (hereinafter referred to as “the Parent”), and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”) and its share of the net profit after tax and total comprehensive income of its associates and joint ventures for the quarter ended 30 June 2023 (“the Statement”) (in which are included interim financial statements/financial results/financial information from of two joint operations), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

2.

This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure I.

5.

Attention is drawn to the fact that the figures for the three months ended 31 March 2023 as reported in the Unaudited consolidated financial results are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures up to the third quarter of the previous financial year. The figures up to the end of the third quarter of previous financial year had only been reviewed and not subjected to audit.

6.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 8 and 10 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

7.

The managerial remuneration payable to certain non-executive directors of the Parent Company (amounting to Rs. 3.75 crores) and consequently the total managerial remuneration for the financial year ended 31 March 2023 (amounting to Rs. 10.14 crores) exceed the prescribed limits under Section 197 read with Schedule V to the Act by Rs. 3.28 crores. As per the provisions of the Act, the excess remuneration is subject to approval of the shareholders which the Parent Company proposes to obtain in the forthcoming Annual General Meeting.

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	Registered Office: 14th Floor, Central B Wing and North C Wing, Nesco IT Park 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai - 400063

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

Our conclusion is not modified in respect of this matter.

8.

We did not review the interim financial statements /financial information/ financial results of one Subsidiary and 56 step-down subsidiaries included in the Statement, whose interim financial statements /financial information/ financial results reflects total revenues (before consolidation adjustments) of Rs. 73,507.96 crores, total net profit after tax (before consolidation adjustments) (net) of Rs. 3,288.26 crores and total comprehensive income (before consolidation adjustments) (net) of Rs. 8,648.66 crores, for the quarter ended 30 June 2023, as considered in the Statement. The Statement also include the Group’s share of net profit after tax (net) of Rs. 146.09 crores and total comprehensive income (net) of Rs. 146.09 crores, for the quarter ended 30 June 2023 as considered in the Statement, in respect of four associates and two joint ventures, whose interim financial statements / interim financial information/ interim financial results have not been reviewed by us. These interim financial statements /interim financial information/ interim financial results have been reviewed by other auditors whose reports have been furnished to us by the Parent’s management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step-down subsidiaries, associates and joint ventures, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Two step-down subsidiaries are located outside India whose interim financial statements/financial information/financial results have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed by other auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted the interim financial statements/financial information/financial results of such step-down subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Parent’s management. Our conclusion in so far as it relates to the balances and affairs of such step-down subsidiaries located outside India is based on the reports of other auditors and the conversion adjustments prepared by the management of the Parent and reviewed by us.

Our conclusion is not modified in respect of this matter.

9.

The Statement includes the interim financial statements /financial information/ financial results of ten subsidiaries and eleven step-down subsidiaries which have not been reviewed, whose interim financial statements /financial information/ financial results reflects total revenues (before consolidation adjustments) of Rs. 828.85 crores, total net profit after tax (before consolidation adjustments) (net) of Rs. 13.72 crores and total comprehensive income (before consolidation adjustments) (net) of Rs. 13.65 crores, for the quarter ended 30 June 2023, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax of Rs. 60.37 crores and total comprehensive income of Rs. 60.37 crores, for the quarter ended 30 June 2023 as considered in the Statement, in respect of four associates and one joint ventures, based on their interim financial statements /financial information/ financial results which have not been reviewed. According to the information and explanations given to us by the Parent’s management, these interim financial statements /financial information/ financial results are not material to the Group.

Our conclusion is not modified in respect of this matter.

10.

We did not review the interim financial statements/financial information/financial results of one joint operation included in the Statement, whose results reflect total revenue (before consolidation adjustments) of Rs. 5,201.67 crores, total net profit after tax (before consolidation adjustments) of Rs. 177.93 crores and total comprehensive income (before consolidation adjustments) of Rs. 178.09 crores, for the quarter ended 30 June 2023, as considered in the statement. The interim financial statements/financial information/financial results of this joint operation has been been reviewed by other auditor whose report has been fursnished to us by the Parent’s Management, and our conclusion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such other auditor and the procedures performed by us as stated in paragraph 3 above.

Our conclusion is not modified in respect of this matter.

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

For B S R & Co. LLP

Chartered Accountants

Firm’s Registration No.:101248W/W-100022

Shiraz Vastani

Partner

Mumbai	Membership No.: 103334
25 July 2023	UDIN:23103334BGYMRY6294

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

Annexure I

List of entities included in unaudited consolidated financial results.

Sr. No	Name of component	Relationship

1	TML Business Services Limited	Subsidiary

2	Tata Technologies Limited	Subsidiary

3	Tata Motors Body Solutions Limited (Name changed from Tata Morcopolo Motors Limited with effect from 30 December 2022)	Subsidiary

4	TMF Holding Limited	Subsidiary

5	Tata Motors Insurance Broking and Advisory Services Limited	Subsidiary

6	Jaguar Land Rover Technology and Business Services India Private Limited (Name changed from JT Special Vehicles Pvt. Limited with effect from April 12, 2022)	Subsidiary

7	Tata Hispano Motors Carrocera S.A	Subsidiary

8	TML Holdings Pte, Ltd; Singapore	Subsidiary

9	Tata Precision Industries Pte Ltd	Subsidiary

10	Tata Hispano Motors Carrocerries Maghreb SA	Subsidiary

11	Brabo Robotics and Automation Limited	Subsidiary

12	Tata Motors Passenger Vehicles Limited	Subsidiary

13	TML CV Mobility Solutions Limited	Subsidiary

14	Tata Passenger Electric Mobility Ltd.	Subsidiary

15	TML Smart City Mobility Solutions Limited	Subsidiary

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

16	Trilix S.R.L	Step down Subsidiary

17	Jaguar Land Rover India Limited	Step down subsidiary

18	Tata Motors Finance Solutions Limited	Step down subsidiary

19	Tata Daewoo Commercial Vehicle Co Ltd	Step down subsidiary

20	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	Step down subsidiary

21	Tata Motors (Thailand) Ltd	Step down subsidiary

22	Tata Motors (SA) (Propreitary) Ltd	Step down subsidiary

23	P.T. Tata Motors Indonesia	Step down subsidiary

24	Jaguar Land Rover Automotive PLC	Step down subsidiary

25	PT Tata Motors Distribusi Indonesia	Step down subsidiary

26	Jaguar Land Rover France SAS	Step down subsidiary

27	Jaguar Land Rover Italia SPA	Step down subsidiary

28	Jaguar Land Rover Portugal Veiculos e Pecas Lda	Step down subsidiary

29	Jaguar Land Rover Espana SL	Step down subsidiary

30	Jaguar Land Rover Deustcheland GmbH	Step down subsidiary

31	Jaguar Land Rover Austria GmbH	Step down subsidiary

32	Jaguar Land Rover Australia Pty Limited	Step down subsidiary

33	Jaguar Land Rover Japan Limited	Step down subsidiary

34	Jaguar Land Rover Canada ULC	Step down subsidiary

35	Jaguar Land Rover Belux NV	Step down subsidiary

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

36	Jaguar Land Rover Nederland BV	Step down subsidiary

37	Jaguar Land Rover (South Africa) (Pty) Ltd	Step down subsidiary

38	JLR Nominee Company Limited	Step down subsidiary

39	Jaguar Land Rover (South Africa) Holdings Limited	Step down subsidiary

40	Jaguar Cars Limited	Step down subsidiary

41	Jaguar Cars (South Africa) (Pty) Ltd	Step down subsidiary

42	S S Cars Limited	Step down subsidiary

43	Daimler Transport Vehicles Limited	Step down subsidiary

44	Jaguar Land Rover North America LLC	Step down subsidiary

45	Jaguar Land Rover Holdings Limited	Step down subsidiary

46	Jaguar Land Rover Limited	Step down subsidiary

47	Land Rover Exports Limited	Step down subsidiary

48	The Lanchester Motor Company Limited	Step down subsidiary

49	The Daimler Motor Company Limited	Step down subsidiary

50	Jaguar Land Rover Korea Company Limited	Step down subsidiary

51	Jaguar land rover (China) Investment Co. Limited	Step down subsidiary

52	Jaguar e Land rover Brasil Industria e Comercio de veiculos LTDA	Step down subsidiary

53	Limited Liability Company “Jaguar land rover” (Russia)	Step down subsidiary

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

54	Land Rover Ireland Limited	Step down subsidiary

55	Shanghai Jaguar Land Rover Automotive Services Company Limited	Step down subsidiary

56	Jaguar Land Rover Pension Trustees Limited	Step down subsidiary

57	Jaguar Land Rover Slovakia S.R.O	Step down subsidiary

58	Jaguar Land Rover Singapore Pte. Ltd.	Step down subsidiary

59	Jaguar Racing Limited	Step down subsidiary

60	Inmotion Ventures Limited	Step down subsidiary

61	Inmotion Ventures 2 Limited	Step down subsidiary

62	Inmotion Ventures 3 Limited	Step down subsidiary

63	Jaguar Land Rover Columbia S.A.S	Step down subsidiary

64	Tata Technologies Inc.	Step down subsidiary

65	Tata Technologies De Mexico, S.A. de C.V.	Step down subsidiary

66	Tata Technologies Pte Limited	Step down subsidiary

67	Tata Technologies (Thailand) Limited	Step down subsidiary

68	Tata Technologies Europe limited	Step down subsidiary

69	Incat International PLC	Step down subsidiary

70	Tata Technologies GmBH	Step down subsidiary

71	Cambric Limited	Step down subsidiary

72	Tata Technlogies SRL Romania	Step down subsidiary

73	Tata Manufacturing Technologies (Shanghai) Limited	Step down subsidiary

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

74	Tata Technologies Nordics AB	Step down subsidiary

75	Tata Motors Finance Limited	Step down subsidiary

76	Tata Motors European Technical Centre PLC	Step down subsidiary

77	Jaguar Land Rover Ireland (Services) Limited	Step down subsidiary

78	Jaguar Land Rover Mexico, SAPi de CV—Mexico	Step down subsidiary

79	Jaguar Land Rover Servicios Mexico, S.A. de C.V.—Mexico	Step down subsidiary

80	Jaguar Land Rover Taiwan Company LTD	Step down subsidiary

81	Jaguar Land Rover Hungary KFT	Step down subsidiary

82	Jaguar Land Rover Classic USA LLC	Step down subsidiary

83	Jaguar Land Rover Classic Deutschland GmbH	Step down subsidiary

84	Jaguar Land Rover Ventures Ltd	Step down subsidiary

85	Jaguar Land Rover (Ningbo) Trading Co. Limited	Step down subsidiary

86	Bowler Motors Limited	Step down subsidiary

87	In-Car Ventures Limited	Step down subsidiary

88	Tata Cumins Private Limited	Joint Operation

89	Fiat India Automobiles Private Limited	Joint Operation

90	Nita Company Ltd	Associate

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

91	Jaguar Cars Finance Limited	Associate

92	Automobile Corporation of Goa Limited	Associate

93	Tata Hitachi Construction Machinery Company Private Limited	Associate

94	Tata Precision Industries (India) Limited	Associate

95	Tata Autocomp Systems Limited	Associate

96	Inchcape JLR Europe Limited	Associate

97	Chery Jaguar Land Rover Automotive Company Ltd	Joint Venture

98	Loginomic Tech Solutions Limited	Joint Venture

99	Jaguar Land Rover Schweiz AG	Joint Venture

100	Sertec Corporation	Associate

101	TML Smart City Mobility Solutions (J&K) Private Limited (Incorporated with effect from 13 October 2022)	Step down subsidiary

102	Incat International PLC 2000 Trust (UK ESOP Trust)	Step down subsidiary

103	Tata Technologies Limited- Employee Stock Option Trust (TTL ESOP Trust)	Step down subsidiary

104	TCPL Green Energy Solutions Private Limited	Step down subsdiary of Joint Operation

105	Synaptiv Limited	Associate

News Release – 6	July 25, 2023

Unaudited Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2023

		Quarter ended			Year ended
		June 30,	March 31,	June 30,	March 31,
		2023	2023	2022	2023
Particulars		Unaudited	Audited [refer note 8]	Unaudited	Audited
	Revenue from operations
I	(a) Revenue	101,528.49	105,016.70	71,227.76	342,874.59
	(b) Other operating revenues	707.59	915.65	706.90	3,092.38
	Total revenue from operations (a)+(b)	102,236.08	105,932.35	71,934.66	345,966.97
II	Other income (includes government incentives)	1,360.54	1,576.93	887.36	4,633.18
III	Total Income (I + II)	103,596.62	107,509.28	72,822.02	350,600.15
IV	Expenses
	(a) Cost of materials consumed	62,479.16	60,211.94	47,336.30	208,944.31
	(b) Purchase of products for sale	7,607.08	6,247.69	5,263.64	22,306.95
	(c) Changes in inventories of finished goods, work-in-progress and products for sale	(6,302.79)	1,734.75	(4,378.21)	(4,781.62)
	(d) Employee benefits expense	9,851.77	9,377.52	7,786.36	33,654.70
	(e) Finance costs	2,615.39	2,641.67	2,420.72	10,225.48
	(f) Compulsorily convertible preference share measured at fair value	—	13.75	—	13.75
	(g) Foreign exchange (gain)/loss (net)	341.81	(318.32)	767.78	(103.88)
	(h) Depreciation and amortisation expense	6,633.18	7,050.20	5,841.04	24,860.36
	(i) Product development/engineering expenses	2,413.68	2,811.86	2,691.90	10,661.96
	(j) Other expenses	18,564.35	18,430.55	13,833.85	61,785.96
	(k) Amount transferred to capital and other account	(5,936.70)	(5,691.79)	(3,779.69)	(18,434.84)
	Total expenses (IV)	98,266.93	102,509.82	77,783.69	349,133.13
V	Profit/(loss) before exceptional items and tax (III - IV)	5,329.69	4,999.46	(4,961.67)	1,467.02
VI	Exceptional Items
	(a) Provision for employee pension scheme (refer note 2)	646.37	—	—	—
	(b) Defined benefit pension plan amendment past service cost (refer note 3)	—	—	(1,495.07)	(1,495.07)
	(c) Employee separation cost	1.59	—	1.45	1.45
	(d) Write off/provision for tangible/intangible assets (including under development) (net)	—	276.91	—	229.96
	(e) Cost of demerger between subsidiaries of vehicle financing business	38.49	—	—	—
	(f) Reversal for onerous contracts and related supplier claims	—	—	—	(61.03)
	(g) Reversal of Impairment in subsidiaries (refer note 4)	—	—	—	(214.39)
	(h) Cost of slump sale of passenger vehicle undertaking	(6.39)	—	—	9.00
	(i) Others	(3.08)	(61.59)	—	(60.45)
VII	Profit/(loss) before tax (V - VI)	4,652.71	4,784.14	(3,468.05)	3,057.55
VIII	Tax expense/(credit) (net)
	(a) Current tax	1,358.08	1,116.77	599.26	3,258.35
	(b) Deferred tax	204.93	(1,737.42)	919.70	(2,554.29)
	Total tax expense/(credit) (net)	1,563.01	(620.65)	1,518.96	704.06
IX	Profit/(loss) for the period (VII - VIII)	3,089.70	5,404.79	(4,987.01)	2,353.49
X	Share of profit of joint ventures and associates (net)	210.95	91.25	36.04	336.38
XI	Profit/(Loss) for the period (IX + X)	3,300.65	5,496.04	(4,950.97)	2,689.87
	Attributable to:
	(a) Shareholders of the Company	3,202.80	5,407.79	(5,006.60)	2,414.29
	(b) Non-controlling interests	97.85	88.25	55.63	275.58
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss (refer note 5)	(1,325.68)	(950.96)	3,414.86	(329.36)
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss	346.75	232.22	(908.95)	73.53
	(B) (i) Items that will be reclassified to profit or loss	7,008.31	3,623.10	(7,441.55)	(478.44)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss	(223.76)	(86.08)	1,571.55	(1,181.06)
	Total other comprehensive income/(loss)	5,805.62	2,818.28	(3,364.09)	(1,915.33)
XIII	Total comprehensive income/(loss) for the period (net of tax) (XI + XII)	9,106.27	8,314.32	(8,315.06)	774.54
	Attributable to:
	(a) Shareholders of the Company	8,999.95	8,222.24	(8,367.49)	479.20
	(b) Non-controlling interests	106.32	92.08	52.43	295.34
XIV	Paid-up equity share capital (face value of ₹2 each)	766.05	766.02	765.93	766.02
XV	Reserves excluding revaluation reserves				44,555.77
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹ 8.35	14.11	(13.07)	6.29
	(b) Diluted EPS	₹ 8.34	14.10	(13.07)	6.29
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹ 8.45	14.21	(13.07)	6.39
	(b) Diluted EPS	₹ 8.44	14.20	(13.07)	6.39
		Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive business. The automotive business includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts, accessories and services. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others consist of IT services and Insurance Broking services.

Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

	Particulars	Quarter ended			(₹ in crores) Year ended
		June 30,	March 31,	June 30,	March 31,
		2023	2023	2022	2023
		Unaudited	Audited [refer note 8]	Unaudited	Audited
A.	Segment Revenue:
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	16,991.25	21,239.90	16,269.81	70,815.85
	(b) Passenger Vehicle	12,839.03	12,093.12	11,556.32	47,867.83
	(c) Corporate/Unallocable	110.48	112.49	117.74	360.21
	- Vehicle Financing	1,061.30	1,068.36	1,097.68	4,595.24
	- Jaguar and Land Rover	71,395.54	71,463.07	43,056.30	222,859.73
	Less: Intra segment eliminations	(1,084.47)	(1,105.67)	(831.18)	(3,857.68)

	-Total	101,313.13	104,871.27	71,266.67	342,641.18
II.	Others	1,369.98	1,504.74	970.99	4,808.62

	Total Segment Revenue	102,683.11	106,376.01	72,237.66	347,449.80
	Less: Inter segment revenue	(447.03)	(443.66)	(303.00)	(1,482.83)

	Revenue from Operations	102,236.08	105,932.35	71,934.66	345,966.97

B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	1,045.11	1,840.10	395.41	3,693.28
	(b) Passenger Vehicle	61.49	156.20	72.53	542.17
	(c) Corporate/Unallocable	(92.37)	(34.73)	5.50	(157.84)
	- Vehicle Financing (net off finance costs pertaining to borrowings sourced by the segment)	(71.96)	(591.05)	(0.75)	(1,385.09)
	- Jaguar and Land Rover	5,696.88	4,396.26	(3,430.99)	3,481.69
	Less: Intra segment eliminations	(5.52)	28.90	(17.27)	(17.56)

	-Total	6,633.63	5,795.68	(2,975.57)	6,156.65
II.	Others	268.11	265.11	176.58	826.24

	Total Segment results	6,901.74	6,060.79	(2,798.99)	6,982.89
	Less: Inter segment eliminations	(8.79)	17.94	7.70	15.13

	Net Segment results	6,892.95	6,078.73	(2,791.29)	6,998.02
	Add/(Less) : Other income (excluding Government Incentives)	677.22	531.71	339.98	1,719.82
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(1,898.67)	(1,929.30)	(1,742.58)	(7,354.70)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(341.81)	318.32	(767.78)	103.88
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(557.50)	(276.92)	(1.36)	(278.28)
	(b) Passenger Vehicle	6.39	—	—	313.37
	(c) Corporate/Unallocable	(90.45)	—	(0.09)	(0.09)
	- Vehicle Financing	(38.49)	—	—	—
	- Jaguar and Land Rover	3.07	61.60	1,495.07	1,555.53

	Total Profit/(loss) before tax	4,652.71	4,784.14	(3,468.05)	3,057.55

		June 30,	June 30,	March 31,
		2023	2022	2023
C.	Segment Assets	Unaudited	Unaudited	Audited
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle (including assets classified as held for sale)	32,763.42	31,187.00	30,250.90
	(b) Passenger Vehicle	20,287.72	15,249.74	19,591.89
	(c) Corporate/Unallocable (including assets classified as held for sale)	1,624.70	2,022.32	1,475.15
	- Vehicle Financing (including assets classified as held for sale)	34,107.32	38,991.07	35,842.97
	- Jaguar and Land Rover (including assets classified as held for sale)	190,376.44	175,100.20	181,843.78
	Less: Intra segment eliminations	(2,100.08)	(110.86)	(2,390.94)

	-Total	277,059.52	262,439.47	266,613.75
II.	(a) Others	4,094.69	3,605.38	4,051.44

	Total Segment Assets	281,154.21	266,044.85	270,665.19
	Less: Inter segment eliminations	(1,309.19)	(1,176.98)	(1,226.76)

	Net Segment Assets	279,845.02	264,867.87	269,438.43
	Investment in equity accounted investees
	- Tata and other brands vehicles-Corporate/Unallocable	769.11	591.18	716.01
	- Jaguar and Land Rover	3,286.28	3,165.39	3,349.41
	- Others	616.16	591.26	610.24
	Add : Unallocable assets	64,084.92	52,552.58	61,967.29

	Total Assets	348,601.49	321,768.28	336,081.38

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle (including liabilities for assets classified as held for sale)	22,267.68	18,433.66	22,543.11
	(b) Passenger Vehicle	14,214.34	12,242.13	12,618.89
	(c) Corporate/Unallocable	1,626.59	234.70	1,252.27
	- Vehicle Financing	928.42	862.14	1,241.37
	- Jaguar and Land Rover (including liabilities for assets classified as held for sale)	114,833.13	93,396.20	106,380.14
	Less: Intra segment eliminations	(1,886.93)	(94.86)	(2,257.37)

	-Total	151,983.23	125,073.97	141,778.41
II.	(a) Others	1,708.50	1,645.44	2,252.12

	Total Segment Liabilities	153,691.73	126,719.41	144,030.53
	Less: Inter segment eliminations	(384.38)	(263.39)	(312.46)

	Net Segment Liabilities	153,307.35	126,456.02	143,718.07
	Add : Unallocable liabilities	133,616.19	154,340.12	139,763.80

	Total Liabilities	286,923.54	280,796.14	283,481.87

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee on July 24, 2023 and approved by the Board of Directors at its meeting held on July 25, 2023.

2)

Tata Motors Limited is amongst the very few companies in India that has its own exempted Pension fund. In the past few years there have been multiple developments on this front. The Company in earlier years had made an application to surrender the said Pension fund as of October 1, 2019 which has still not been accepted by the Employee Provident Fund Organisation (EPFO). In the meanwhile, due to incurrence of losses for three consecutive years upto March 2022, the Company been legally advised that it has lost its pension fund exemption status w.e.f. April 1, 2022 as per the prevailing rules of the EPFO. Recently, the Hon’ble Supreme Court of India ruled that those who were members of a statutory pension fund as on September 1, 2014, can exercise a joint option with their employer to contribute to their Pension fund beyond the statutory limit and be eligible to draw their pension calculated based on last 5 years average salary. In the same ruling, in paragraph 37 it was clarified that it was not addressing the matter with respect to applicability of this judgment on exempted establishments.

The Company has received various representations from its employees (past and present) to extend the said pension benefits to them as well. To continue to serve the best interests of all stakeholders and to seek a finality on this matter and avoid long drawn litigation, after careful consideration, during the current quarter, the Company has started accepting and approving the joint options on the EPFO portal, along with a communication to the EPFO that the Company shall fund the additional liability estimated through actuarial valuation. Accordingly, a provision of ₹646.37 crores has been made during the quarter ended June 30, 2023 for Tata Motors Ltd, which has been disclosed as an Exceptional item.

The situation continues to evolve and there is significant ambiguity on how this matter will finally be resolved, and the EPFO is expected to provide further clarity on various elements including those referred above. The Company will therefore continue to engage with EPFO to accept the surrender of the Pension Trust and confirm the transfer value.

3)	During the quarter ended June 30, 2022, Jaguar Land Rover has recognised a pension past service credit of ₹1,495.07 crores (£155 million) due to change in inflation index from RPI to CPI.

4)

As part of slump sale (passenger vehicle undertaking), the investments in wholly owned subsidiaries of the Company engaged in designing services namely Tata Motors European Technical Centre PLC (TMETC) and Trilix S.r.l (Trilix) have been transferred to Tata Motors Passenger Vehicle Limited, a wholly owned subsidiary of the Company, w.e.f. January 1, 2022. These subsidiaries were then transferred to Tata Passenger Electric Mobility Ltd., another wholly owned subsidiary of the Company. During the year ended March 31, 2023 the Company reassessed the recoverable value of assets belonging to Tata Motors European Technical Centre PLC (TMETC) and accordingly provision for impairment towards the assets was reversed amounting to ₹214.39 crores (£23.57 million).

5)

In June 2023, Jaguar Land Rover was informed that one of the investments held by the UK Defined Benefit pension schemes has been revalued by the fund’s independent valuation agent and that the valuation of the holding as of March 31, 2023, across the schemes, has been reduced by ₹792.83 crores (£78 million) to ₹756.67 crores (£73 million). There is some uncertainly as at June 30, 2023 over the remaining valuation, however Jaguar Land Rover does not consider the uncertainty to be material. This change in asset value is included in OCI as part of the asset and liability movements over the quarter.

6)

Additional Information pursuant to requirement of Regulation 52(4) and Regulation 54(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015 as amended and as at period ended June 30, 2023:

Sr No	Particulars	Quarter ended			Year ended
		June 30,	March 31,	June 30,	March 31,
		2023	2023	2022	2023
		Unaudited	Audited	Unaudited	Audited
a)	Debt Equity Ratio (number of times)	2.25	2.77	3.75	2.77
	[Total Debt(i)/Equity(ii)]
b)	Debt Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax + Interest on borrowings)/(Interest on borrowings + Repayment of borrowings)(iii)]	1.31	0.46	(0.37)	0.23
c)	Interest Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax + Interest on borrowings)/Interest on borrowings]	3.50	3.29	(1.45)	1.17
d)	Capital redemption reserve (₹ In crores)	2.28	2.28	2.28	2.28
e)	Debenture redemption reserve (₹ In crores)	211.34	211.34	411.14	211.34
f)	Net worth(iv) (₹ In crores) [Equity share capital + Other equity]	54,347.67	45,321.79	36,483.81	45,321.79
g)	Profit/(Loss) for the period (₹ In crores)	3,300.65	5,496.04	(4,950.97)	2,689.87
h)	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic (₹)	8.35	14.11	(13.07)	6.29
	(b) Diluted (₹)	8.34	14.10	(13.07)	6.29
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic (₹)	8.45	14.21	(13.07)	6.39
	(b) Diluted (₹)	8.44	14.20	(13.07)	6.39
		Not annualised
i)	Current ratio (number of times) [Current assets / Current liabilities]	0.98	0.98	0.94	0.98
j)	Long term debt to working capital (number of times) [Long Term Borrowings(v) / Working capital(vi)]	4.97	5.30	6.94	5.30
k)	Bad debts to Account receivable ratio (%) [Bad Debts(vii) / Average of trade and other receivables(viii)]	0.01%	0.01%	0.00%	0.40%
l)	Current liability ratio (number of times) [Current Liabilities (excluding current maturities of long term debt and interest accrued on borrowings) / (Total liabilities)]	0.49	0.46	0.43	0.46
m)	Total debts to total assets (number of times) [(Non current borrowings + Current borrowings) / Total assets]	0.35	0.37	0.43	0.37
n)	Debtors turnover (number of times) (not annualised) [Revenue from operations (excluding finance revenue) / Average trade receivables]	6.13	6.85	5.44	24.25
o)	Inventory turnover (in times) (not annualised) [Raw material consumed (ix) / Average inventory(x)]	1.42	1.65	1.30	5.96
p)	Operating margin (%) [(Profit/(loss) before exceptional items and tax + Finance costs (excluding finance costs pertaining to borrowings sourced by vehicle financing segment) + Foreign exchange (gain)/loss (net) + Depreciation and amortisation expense - Other Income (excluding incentives)) / Revenue from operations]	13.23%	8.32%	4.24%	9.21%
q)	Net profit margin (%) [Profit/(loss) for the period / Revenue from operations]	3.23%	5.19%	(6.88%)	0.78%

Notes:

(i)	Total debt includes non-current and current borrowings.

(ii)	Equity = equity attributable to owners of Tata Motors Limited

(iii)

Repayment of borrowing includes repayment of long-term borrowings, proceeds from short-term borrowings, repayment of short-term borrowings and net change in other short-term borrowings (with maturity up to three months).

(iv)

Net worth has been computed on the basis as stated in Clause 2 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 i.e. Net worth as defined in sub-section (57) of section 2 of the Companies Act, 2013.

(v)	Long term borrowings (including current portion of long term borrowings)

(vi)	Working capital = current assets - current liabilities (excluding current maturities of long term debt and interest accrued on borrowings)

(vii)	Bad debts is write off of trade and other receivables

(viii)	Average of trade and other receivables includes trade receivables, non-current and current loans and advances, non-current and current other assets.

(ix)	Raw material consumed includes cost of materials consumed, purchase of products for sale and changes in inventories of finished goods, work-in-progress and products for sale.

(x)	Inventory includes raw materials and components, work-in-progress, finished goods, stores and spare parts, consumable tools and goods-in-transit - raw materials and components.

7)

The Board of Directors has, at its meeting held today, approved (subject to inter alia the requisite NCLT, shareholders, creditors, regulatory and other approvals) a Scheme of Arrangement under Section 230-232 of the Companies Act, 2013, between Tata Motors Limited and its shareholders and creditors for reduction through cancellation of the “A” Ordinary shares and the payment of consideration for such reduction through the issuance of New Ordinary shares of the Company, in the manner contemplated in the Scheme of Arrangment.

8)

Figures for the quarter ended March 31, 2023, represent the difference between the audited figures in respect of full financial year and the published figures for the nine months ended December 31, 2022, which were subject to limited review.

9)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter ended June 30, 2023.

Tata Motors Limited
GIRISH WAGH
Mumbai, July 25, 2023	Executive Director

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements”. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.